Exhibit 99.7
TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel. : + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tél. : +33(0)1 47 44 81 48
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 926 006 207,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total purchases 50% stake in AMSO
Partnership will develop shale oil in Western Colorado
Paris, January 14, 2009 — Total, the fifth largest international integrated oil and gas company, and IDT Corporation today announced that Total will acquire a 50% stake in IDT’s American Shale Oil, LLC (AMSO) subsidiary.
Under the terms of the agreement, Total and IDT will jointly develop a research and demonstration program to produce and commercialize shale oil utilizing a new in-situ technology on AMSO’s federal leasehold in western Colorado. Total will provide a majority of the funding during the research, development and demonstration (RD&D) phase of the project, and technical assistance throughout the life of the project. AMSO will continue to manage operations during the RD&D phase of the project. Total will assume management responsibilities during the subsequent commercial phase. The transaction is subject to customary closing conditions and is expected to close during the first quarter of this year.
AMSO is one of three holders of 10-year leases granted by the U.S. Bureau of Land Management to assess, test and demonstrate the potential for commercial shale oil production in western Colorado. Once AMSO has demonstrated that its technology is economically viable and environmentally acceptable, it will have the opportunity to expand its lease to 5,120 acres for commercial development. The rights covered by the commercial preference lease are estimated to contain multi billion barrels of recoverable shale oil.
“Our investment in AMSO furthers our commitment to developing unconventional hydrocarbons”, said Yves-Louis Darricarrère, Total’s E&P President. “Given the magnitude of oil shale resources we believe that this project has an important long-term potential for global energy markets. AMSO has a strongly skilled technical team, as well as interesting original ideas. We look forward to working with them to develop sustainable and environmentally responsible extraction and processing technologies”.
“We are extremely pleased to partner with Total, one of the largest and most technologically sophisticated oil and gas companies in the world”, said Howard Jonas, IDT’s Chairman and AMSO’s Chairman and CEO. “Total complements our team’s technical capabilities with unparalleled expertise and depth in a variety of petroleum research and production disciplines. We particularly value their dedication to finding an approach to oil shale production that respects the unique environment of western Colorado”.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel. : + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tél. : +33(0)1 47 44 81 48
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 926 006 207,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
About Total
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a leading player in chemicals. www.total.com
Total Research and Development
Total’s Research and Development Department constantly seeks to innovate in all processes that are linked to energy. Research is centered around four areas: knowledge of energies to optimize their development, reliability and energy efficiency of operations, product competitiveness and mastering environmental challenges. In 2008, Total invested one billion dollars in Research and Development, and employed more than 4,000 researchers working in 22 research centres worldwide. Total has also created over 600 partnerships with research organizations, universities and large industrial groups.
About AMSO
American Shale Oil, LLC (AMSO), (www.amso.net) a subsidiary of IDT Corporation (www.idt.net), is one of three companies holding a U.S. Bureau of Land Management oil shale research, development and demonstration lease of government-owned lands in the Piceance Basin in northwest Colorado.
AMSO’s mission is to develop its proprietary technology into a commercially viable and environmentally sound method of producing commercial quantities of shale oil by using in-situ extraction processes.
About IDT Corporation
IDT Corporation (www.idt.net) is a consumer-focused multinational holding company. IDT Corporation’s Class B Common Stock and Common Stock trade on the New York Stock Exchange under the ticker symbols IDT and IDT.C, respectively.
Investor Relations:
IDT Corporation
Bill Ulrey (973) 438-3838

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this press release, such as recoverable shale oil, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at 2, place Jean Millier — La Défense 6 — 92078 Paris, La Défense cedex, France or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.